Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
May 10, 2023
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2023, dated May 10, 2023, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2023, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2022 Annual Report filed on February 22, 2023.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2023, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to apply the same accounting policies as those used in 2022. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2023 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the Q1 2023 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Management’s Discussion and Analysis March 31, 2023	M-1	Stantec Inc.

Business Model
As a global design and delivery leader in sustainable engineering, architecture, and environmental services, Stantec is a trusted advisor for our clients and communities. Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency, and we are well positioned to address the pipeline of opportunities arising from various stimulus programs, market momentum, and growing demands for sustainable and climate change solutions. As part of our business model, we explore and develop innovative ideas and digital solutions that complement our core consulting services.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value for our stakeholders, through continued diversification through organic and acquisition growth.

The Stantec community unites more than 26,000 employees working in over 400 locations across six continents. Our geographic and service diversification allow us to cultivate close client relationships and provide professional services in various sectors across all phases of the project life cycle. Please see pages M-1 to M-2 of Stantec’s 2022 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2022
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
L2P	October 2022	Philadelphia, Pennsylvania	40			●
Global
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management’s Discussion and Analysis March 31, 2023	M-2	Stantec Inc.

Q1 2023 Financial Highlights

	For the quarter ended March 31,
	2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,539.2	125.3%	1,313.9	125.1%
Net revenue	1,228.5	100.0%	1,050.1	100.0%
Direct payroll costs	568.5	46.3%	483.0	46.0%
Project margin	660.0	53.7%	567.1	54.0%
Administrative and marketing expenses	488.3	39.7%	426.1	40.6%
Depreciation of property and equipment	15.5	1.3%	14.2	1.4%
Depreciation of lease assets	30.9	2.5%	30.6	2.9%
Reversal of lease asset impairment	(2.5)	(0.2%)	—	—%
Amortization of intangible assets	26.3	2.1%	24.3	2.3%
Net interest expense	20.7	1.7%	12.4	1.2%
Other	(3.0)	(0.4%)	0.7	0.1%
Income taxes	18.9	1.7%	14.0	1.2%
Net income	64.9	5.3%	44.8	4.3%
Basic and diluted earnings per share (EPS)	0.59	n/m	0.40	n/m
Adjusted EBITDA (note)	179.1	14.6%	152.2	14.5%
Adjusted net income (note)	80.9	6.6%	68.4	6.5%
Adjusted diluted EPS (note)	0.73	n/m	0.61	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q1 2023 compared to Q1 2022
We delivered solid first quarter earnings, driven by robust organic net revenue growth, which was achieved in every regional and business operating unit, and strong operational performance.
•Net revenue increased 17.0% or $178.4 million to $1.2 billion compared to Q1 2022, driven by 12.2% organic growth and 1.4% acquisition growth. Double-digit organic growth was achieved in all regions and in our Water, Buildings, and Energy & Resources businesses.
•Project margin increased $92.9 million or 16.4% to $660.0 million. As a percentage of net revenue, project margin decreased by 30 basis points to 53.7%.
•Adjusted EBITDA increased $26.9 million or 17.7% to $179.1 million. Adjusted EBITDA margin increased by 10 basis points over Q1 2022 to 14.6%, despite a significant mark-to-market expense related to the revaluation of our long-term incentive plan (LTIP) due to strong share price appreciation in the quarter. Excluding the mark-to-market revaluation, adjusted EBITDA margin would have been 15.2%.
•Net income increased 44.9%, or $20.1 million, to $64.9 million, and diluted EPS increased 47.5%, or $0.19, to $0.59, mainly due to strong net revenue growth and lower administrative and marketing expenses as a percentage of net revenue.

Management’s Discussion and Analysis March 31, 2023	M-3	Stantec Inc.

•Adjusted net income grew 18.3%, or $12.5 million, to $80.9 million, achieving 6.6% of net revenue (7.1% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 19.7% to $0.73 ($0.78 without the effect of the LTIP revaluation).
•Contract backlog stands at $6.2 billion at March 31, 2023, matching a record high and reflecting 5.8% organic growth from December 31, 2022—with strong organic backlog growth in our US operations of 9.2%, and double-digit organic growth in Environmental Services and Water. Contract backlog represents approximately 13 months of work—an increase of one month from December 31, 2022.
•Operating cash flows increased $30.7 million, with cash inflows of $36.7 million compared to $6.0 million in the prior period, reflecting strong revenue growth and operating performance.
•DSO was 81 days, consistent with December 31, 2022.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2023 was 1.6x, remaining within our internal target range of 1.0x to 2.0x.
•On April 18, 2023, we announced through the release of our 2022 Sustainability Report, that we delivered on our commitment to achieve operational carbon neutrality for 2022—a key milestone in our phased process to achieve science-based operational net zero.
•On May 10, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on July 17, 2023, to shareholders of record on June 30, 2023.

Management’s Discussion and Analysis March 31, 2023	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022
Net income	64.9	44.8
Add back (deduct):
Income taxes	18.9	14.0
Net interest expense	20.7	12.4
Reversal of lease asset impairment (note 1)	(2.9)	—
Depreciation and amortization	72.7	69.1
Unrealized (gain) loss on equity securities	(3.9)	6.0
Acquisition, integration, and restructuring costs (note 4)	8.7	5.9

Adjusted EBITDA	179.1	152.2

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022
Net income	64.9	44.8
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	(2.2)	—
Amortization of intangible assets related to acquisitions (note 2)	14.5	14.5
Unrealized (gain) loss on equity securities (note 3)	(3.0)	4.6
Acquisition, integration, and restructuring costs (note 4)	6.7	4.5

Adjusted net income	80.9	68.4
Weighted average number of shares outstanding - diluted	110,927,669	111,613,788
Adjusted earnings per share - diluted	0.73	0.61
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The reversal of lease asset impairment includes onerous contract recoveries associated with the impairment for the quarter ended March 31, 2023 of $(0.4) (2022- nil). For the quarter ended March 31, 2023, this amount is net of tax of $(0.7) (2022 - nil).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2023, this amount is net of tax of $4.2 (2022 - $4.5).
note 3: For the quarter ended March 31, 2023, this amount is net of tax of $(0.9) (2022 - $1.4).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2023, this amount is net of tax of $2.0 (2022 - $1.4).

Management’s Discussion and Analysis March 31, 2023	M-5	Stantec Inc.

Financial Targets
We provided our annual targets for 2023 on page M-10 in our 2022 Annual Report (incorporated here by reference). Our progress toward these annual targets in Q1 2023 is as follows:

	2023 Annual Range	Results for the quarter ended March 31, 2023
Targets
Net revenue growth	7% to 11%	17.0%
Adjusted EBITDA as % of net revenue (note)	16% to 17%	14.6%
Adjusted net income as % of net revenue (note)	above 7.5%	6.6%
Adjusted diluted EPS growth (note)	9% to 13%	19.7%
Adjusted ROIC (note)	above 10.5%	(note)
In setting our targets and guidance, the average value for the US dollar was assumed to be $1.32, GBP to be $1.62, and AU $0.95. For all other underlying assumptions, see page M-22.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A. Adjusted ROIC is calculated annually at the end of the year.

Outlook
We reaffirm our guidance provided in the Outlook section of our 2022 Annual Report (incorporated here by reference). Our annual targets were based on the assumption of continued public sector spending in alignment with announced programs and acts, and only modest transitory recessions in key geographies.

We expect that net revenue growth will increase 7% to 11%, with net revenue organic growth in the mid- to high-single digits. Organic growth in the US is expected to be in the high single digits to low double digits, driven by momentum from our record-high US backlog and project opportunities arising from announced programs and acts. In Canada, we expect to maintain high levels of activity, moderating to organic growth in the low single digits. Organic growth in Global is expected to achieve mid- to high-single digits, driven by continued high levels of activity in our UK Water business and demand and stimulus in environmental services and infrastructure sectors.

We expect to deliver on our annual targets on adjusted EBITDA and adjusted net income margins and growth in adjusted diluted EPS through our continued discipline in the management of administration and marketing costs, investments in the commercialization of new innovations and technologies, and implementation of our 2023 Real Estate Strategy.

While our Q1 2023 net revenue and adjusted diluted EPS growth exceeded our target annual ranges, our expectations for the full year remain unchanged. Further, our adjusted EBITDA and adjusted net income margins for Q1 2023 are below our targeted annual ranges due to the typical slowdown in the first quarter related to winter weather conditions and holiday schedules. We remain confident we will achieve our annual targets by the end of the fiscal year.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impacts from share price movements subsequent to December 31, 2022 and relative total shareholder return components on our share-based compensation programs.

Management’s Discussion and Analysis March 31, 2023	M-6	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the first quarter of 2023.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $36.1 million positive impact on our net revenue results in Q1 2023 compared to Q1 2022:
•The US dollar averaged $1.27 in Q1 2022 and $1.35 in Q1 2023—a 6.3% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.70 in Q1 2022 and $1.64 in Q1 2023—a 3.5% decrease. The weakening GBP compared to the Canadian dollar had a negative effect on gross and net revenues.
•The AU dollar averaged $0.92 in Q1 2022 and Q1 2023—remaining consistent with limited impact on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q1 2023	Q1 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	344.1	309.3	34.8	—	n/a	34.8	11.3%
United States	844.5	702.2	142.3	4.4	48.1	89.8	12.8%
Global	350.6	302.4	48.2	12.3	0.1	35.8	11.8%
Total	1,539.2	1,313.9	225.3	16.7	48.2	160.4
Percentage Growth			17.1%	1.3%	3.6%	12.2%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q1 2023	Q1 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	303.0	274.0	29.0	—	n/a	29.0	10.6%
United States	643.2	531.0	112.2	2.5	36.3	73.4	13.8%
Global	282.3	245.1	37.2	11.9	(0.2)	25.5	10.4%
Total	1,228.5	1,050.1	178.4	14.4	36.1	127.9
Percentage Growth			17.0%	1.4%	3.4%	12.2%

Management’s Discussion and Analysis March 31, 2023	M-7	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q1 2023	Q1 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	412.5	369.6	42.9	12.3	12.4	18.2	4.9%
Water	327.7	266.2	61.5	—	8.4	53.1	19.9%
Buildings	291.1	242.4	48.7	4.4	9.3	35.0	14.4%
Environmental Services	321.6	284.3	37.3	—	13.7	23.6	8.3%
Energy & Resources	186.3	151.4	34.9	—	4.4	30.5	20.1%
Total	1,539.2	1,313.9	225.3	16.7	48.2	160.4
Percentage growth			17.1%	1.3%	3.6%	12.2%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q1 2023	Q1 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	332.6	296.1	36.5	11.9	9.0	15.6	5.3%
Water	259.8	204.0	55.8	—	6.1	49.7	24.4%
Buildings	232.4	199.9	32.5	2.5	7.2	22.8	11.4%
Environmental Services	239.3	211.5	27.8	—	10.0	17.8	8.4%
Energy & Resources	164.4	138.6	25.8	—	3.8	22.0	15.9%
Total	1,228.5	1,050.1	178.4	14.4	36.1	127.9
Percentage growth			17.0%	1.4%	3.4%	12.2%

The continued strength of market conditions in all of our geographies and businesses contributed to a 17.0% net revenue increase in Q1 2023 compared to Q1 2022. Public infrastructure spending and private investment continue to be key growth drivers in 2023, with increased project work in water security, transportation, and energy transition. Other key drivers are the urgent challenges to tackle climate change and sustainability, along with re-shoring of domestic production to strengthen local supply chain resilience and security. Investments in smart cities, buildings, and designing facilities to meet the needs in the civic, healthcare, residential, and industrial markets also continue to be growth drivers.

Management’s Discussion and Analysis March 31, 2023	M-8	Stantec Inc.

Canada
In Canada, we achieved 10.6% organic net revenue growth in the quarter as both private and public spending remained robust and contributed to double-digit growth in Environmental Services, Energy & Resources, and Water. Environmental Services capitalized on continued demand for permitting work and archeological work to support midstream energy and transportation projects and increased environmental impact assessments activity in the renewable energy sector. Growth in Energy & Resources was spurred from our involvement in power transmission and distribution projects and a renewable energy project in western Canada to deliver energy transition solutions. Our expertise in waste-water solutions and bridge work contributed to strong organic growth in Water and Transportation while the ramp up of a large industrial storage project drove growth in Buildings.

United States
Net revenue increased 21.1% in the quarter, reflecting organic growth and the positive impact of foreign exchange. We achieved double-digit organic growth, particularly in Water, Buildings, and Energy & Resources. Our Water team capitalized on public sector and industrial project demands across the US and continued our work on certain large-scale water security projects in the western US. Momentum from investments in healthcare, civic, industrial, and science and technology sectors spurred growth in Buildings. Energy & Resources delivered strong organic growth, driven by an acceleration of activities on mining projects and on significant reservoir and dam projects in the western US. Infrastructure also delivered solid organic growth on the strength of industrial and residential land development activities in Community Development.
Global
In our Global operations, we achieved net revenue growth of 15.2% in the quarter, reflecting strong organic and acquisition net revenue growth.

Growth momentum from 2022 continued into 2023 and contributed to double-digit organic net revenue growth, particularly in Water and Energy & Resources. Our industry-leading Water business continued to deliver strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. Energy & Resources delivered robust organic growth, with the increasing imperative for electric vehicles driving strong demand for copper and other metals.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS.

(In millions of Canadian dollars, except percentages)	Mar 31, 2023	Dec 31, 2022	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,253.3	1,249.2	4.1	n/a	4.1	0.3%
United States	4,052.6	3,715.9	336.7	(5.9)	342.6	9.2%
Global	926.9	936.6	(9.7)	(4.0)	(5.7)	(0.6)%
Total	6,232.8	5,901.7	331.1	(9.9)	341.0
Percentage Growth			5.6%	(0.2)%	5.8%

Our contract backlog at March 31, 2023 of $6.2 billion matches a record high and grew 5.8% organically, or $341.0 million, representing approximately 13 months of work, an increase of one month from December 31, 2022. Backlog growth was primarily driven by new US contract awards, particularly in Water, Environmental Services, and Buildings.

Management’s Discussion and Analysis March 31, 2023	M-9	Stantec Inc.

Major Project Awards
Project wins in the first quarter of 2023 demonstrate Stantec's leadership in the energy transition space, particularly in the United States, where we are helping several clients on major green energy projects across the country. Water security and aging infrastructure projects also contributed significantly to backlog, which is in line with our strategic growth initiatives and our outlook.

In Canada, key project wins for Environmental Services included environmental permitting for the expansion of an industrial complex in western Canada as well as an environmental service strategy contract for a large client. Our Energy & Resources teams won several major contracts for confidential projects across the energy sectors. A highlight from our Water business was a contract win for a waterline extension for the Shirley McClellan Regional Water Services Commission, a longstanding key client in central Alberta. The 47-kilometre (29-mile) line will supply two communities with clean potable water and support future development in the region.

Our wins in the US were diverse in both sector and region. Our Buildings team will provide design-build services for an energy transition facility and was also named as the sustainability consultant for a key healthcare client. We will be supporting several Infrastructure clients with aging infrastructure projects in the water and transportation sectors. Water wins include design-build services for a wastewater treatment plant and recycled water facility for the San Francisco Public Utilities Commission as well as design-build services for a new weir for the United States Army Corps of Engineers in Arkansas. In Transportation, we will support several major public infrastructure projects, including bridge and roadway design-build services for the Licking River Bridge in Kentucky, providing connectivity and safety for vehicles, bicycles, and pedestrians.

Our Global operations secured contracts with major metal and mineral mining clients across Chile and Peru. In Australia and New Zealand, Transportation and Water project wins ranged from micromobility planning, transport modelling, and water-dam safety upgrade. We also secured more work on Scottish and Southern Energy's 1,500-megawatt Coire Glas Pumped Storage project, which, when complete, will more than double Great Britain's current pumped hydro storage capacity.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2022 Annual Report (incorporated here by reference).

Project Margin by Reportable Segment
	Quarter Ended Mar 31,
	2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	162.1	53.5%	145.1	53.0%
United States	351.2	54.6%	290.5	54.7%
Global	146.7	52.0%	131.5	53.7%
Total	660.0	53.7%	567.1	54.0%

Management’s Discussion and Analysis March 31, 2023	M-10	Stantec Inc.

Project Margin by Business Operating Unit
	Quarter Ended Mar 31,
	2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	176.3	53.0%	159.8	54.0%
Water	138.5	53.3%	110.3	54.1%
Buildings	126.3	54.3%	108.7	54.4%
Environmental Services	133.2	55.7%	118.7	56.1%
Energy & Resources	85.7	52.1%	69.6	50.2%
Total	660.0	53.7%	567.1	54.0%

Project margin increased $92.9 million, or 16.4%, and as a percentage of net revenue, project margin decreased slightly to 53.7% from 54.0%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin in the quarter increased $17.0 million to $162.1 million. As a percentage of net revenue, project margin was 53.5% in the quarter, a 50 basis point increase compared to Q1 2022 due primarily to strong volume on high margin archeological work in Environmental Services and solid project performance, particularly in Energy & Resources.

In our US operations, project margin in the quarter increased $60.7 million to $351.2 million. As a percentage of net revenue, project margin was 54.6% in the quarter, remaining consistent with Q1 2022, due to solid project performance, particularly in Energy & Resources and Water.

In our Global operations, project margin increased $15.2 million to $146.7 million and decreased 170 basis points to 52.0% as a percentage of net revenue in the quarter. The decrease in margin as a percentage of net revenue is mainly attributable to a number of factors which occurred in the quarter, none of which were individually material, including: transitory lingering effects of our financial migration of our Netherlands operations to our ERP platform from the fall of 2022, the protracted approval of client change orders, certain project execution issues in our Global Buildings practice, and a change in project mix as certain larger high margin programs wound down while waiting for other more significant programs to ramp up. We expect project margin to strengthen and normalize over the balance of the year.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $62.2 million and as a percentage of net revenue were 39.7% in Q1 2023 compared to 40.6% in Q1 2022. Excluding acquisition, integration and restructuring costs, which increased by $2.8 million as a result of higher training costs associated with financial system migrations previously completed in 2022, as a percentage of net revenue would be 39.6% or decreased by 100 basis points compared to Q1 2022. The decrease in administrative and marketing costs as a percentage of net revenue was largely attributed to higher utilization and lower provisions for claims estimates. Partly offsetting these decreases was a higher share-based compensation cost of $12.4 million (including a $7.6 million, or 60 basis point, impact from our share price increase over the quarter) and higher discretionary spending as we transitioned out of the pandemic.

Net Interest Expense
Net interest expense increased $8.3 million in the quarter. This was primarily due to higher interest rates on our credit facilities, which increased from 3.00% in Q1 2022 to 6.07% in Q1 2023.

Management’s Discussion and Analysis March 31, 2023	M-11	Stantec Inc.

Other Income
Other income was $6.8 million in Q1 2023 compared to $2.3 million in Q1 2022. The increase was primarily due to investments held for self-insured liabilities which included a net gain of $4.0 million in Q1 2023 compared to a net gain of $1.7 million in Q1 2022.

Income Taxes
Our effective income tax rate decreased from 23.8% in Q1 2022 to 22.5% in Q1 2023. We continue to benefit from our implemented tax strategy and recognized additional tax savings.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2023	2022				2021
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,539.2	1,513.5	1,473.2	1,376.6	1,313.9	1,185.3	1,168.3	1,134.0
Net revenue	1,228.5	1,130.4	1,160.0	1,116.7	1,050.1	916.2	932.9	908.3
Net income	64.9	73.5	68.0	60.7	44.8	16.6	70.0	63.2
Diluted earnings per share	0.59	0.66	0.61	0.55	0.40	0.15	0.63	0.57
Adjusted net income (note)	80.9	91.1	95.0	92.6	68.4	63.8	80.4	69.6
Adjusted diluted EPS (note)	0.73	0.82	0.86	0.83	0.61	0.57	0.72	0.62
note: Adjusted net income and adjusted diluted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q1 2023	Q4 2022	Q3 2022	Q2 2022
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Increase (decrease) in net revenue due to
Organic growth	127.9	96.9	102.3	85.4
Acquisition growth	14.4	89.9	120.7	112.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	36.1	27.4	4.1	10.1
Total increase in net revenue	178.4	214.2	227.1	208.4

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q1 2023 compared to Q1 2022 primarily reflects organic growth and a net positive foreign exchange impact. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2023	M-12	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2022:

(In millions of Canadian dollars)	Mar 31, 2023	Dec 31, 2022

Total current assets	1,947.9	1,937.8
Property and equipment	250.9	250.7
Lease assets	449.4	470.4
Goodwill	2,340.0	2,346.4
Intangible assets	294.9	320.4
Net employee defined benefit asset	63.4	57.4
Deferred tax assets	45.2	45.2
Other assets	245.3	224.6
Total assets	5,637.0	5,652.9

Current portion of long-term debt	25.6	52.2
Current portion of provisions	44.1	48.1
Current portion of lease liabilities	96.8	99.0
All other current liabilities	1,148.2	1,210.7

Total current liabilities	1,314.7	1,410.0
Lease liabilities	503.1	522.4
Income taxes payable	7.1	7.1
Long-term debt	1,231.7	1,183.6
Provisions	150.4	149.7
Net employee defined benefit liability	31.5	32.3
Deferred tax liabilities	22.0	28.2
Other liabilities	43.3	33.2
Equity	2,332.9	2,286.0
Non-controlling interests	0.3	0.4
Total liabilities and equity	5,637.0	5,652.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening of the US and Australian dollars relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

Overall total long-term assets decreased as lease assets and intangible assets were reduced by depreciation and amortization expense; partly offsetting the decrease were lease additions and modifications and an increase in total current and long-term portions of other assets as a result of purchases of investments and unrealized fair value gains recorded in investments held for self-insured liabilities.

Total current and long-term portions of long-term debt increased $21.5 million due primarily to an increase in draws on our revolving credit facility, partly offset by payments made for notes payable and software financing obligations. Total current and long-term portions of lease liabilities decreased $21.5 million due to lease payments made, partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis March 31, 2023	M-13	Stantec Inc.

Net employee defined benefit asset increased $6.0 million and net employee defined benefit liability decreased $0.8 million, for a combined net increase in the net asset position of $6.8 million was primarily due to contributions made to the defined benefit pension plans.

Deferred tax liabilities decreased primarily due to research and experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes and total current and long-term portions of other liabilities increased due to cash-settled share-based compensation.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), $310 million senior term loan, $300 million senior unsecured notes, and £20 million uncommitted unsecured multicurrency credit facility; and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at March 31, 2023, compared to December 31, 2022:

(In millions of Canadian dollars, except ratios)	Mar 31, 2023	Dec 31, 2022
Current assets	1,947.9	1,937.8
Current liabilities	1,314.7	1,410.0
Working capital (note)	633.2	527.8
Current ratio (note)	1.48	1.37
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening of the US and Australian dollars relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily because of a collective $28.0 million increase in trade and other receivables, unbilled receivables, and contract assets due to strong organic revenue growth and an increase in prepaid expenses of $15.0 million related to subscription renewal fees paid for certain cloud-based software solutions. These increases were partly offset by decreases in cash and deposits of $16.4 million (explained in the Cash Flows section of this MD&A) and income taxes recoverable due to the amortization of certain research & experimental expenditures for tax purposes in the US.
Our DSO, defined in the Definitions section of this MD&A, was 81 days at March 31, 2023, consistent with December 31, 2022. Double-digit revenue growth continued in Q1 2023 which drove additional net working capital investment.
The decrease in current liabilities was due primarily to decreases in bank indebtedness (explained in the Cash Flows section of this MD&A), trade and other payables due to the timing of the annual employee short-term incentive awards payment, and the current portion of long-term debt (explained in the Statement of Financial Position section of

Management’s Discussion and Analysis March 31, 2023	M-14	Stantec Inc.

this MD&A). These decreases were partly offset by an increase in the current portion of other liabilities (explained in the Statement of Financial Position section of this MD&A).

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2023	2022	Change
Cash flows from operating activities	36.7	6.0	30.7
Cash flows (used in) from investing activities	(24.0)	28.4	(52.4)
Cash flows used in financing activities	(28.2)	(24.3)	(3.9)

Cash Flows From Operating Activities
Cash flows from operating activities were $36.7 million, which increased $30.7 million compared to 2022. First quarter operating activities typically result in low cash inflows or net cash outflows due to lower level of activity in the winter season and the timing of payment for our short-term incentive program. Strong revenue growth and operating performance contributed to increased cash flow, partly offset by increased employee incentive payments related to prior year's performance and interest payments.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $24.0 million compared to cash flows from investing activities of $28.4 million in 2022. This is due primarily to our investments held for self-insured liabilities which included net purchases of $8.3 million in Q1 2023 compared to net proceeds of $38.3 million earned from the sale of investments in the prior period. The purchase of property and equipment and intangible assets of $21.8 million was also higher compared to $12.9 million purchased in 2022.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $28.2 million compared to $24.3 million in Q1 2022. Cash used, which included total repayment of $41.9 million on notes payable, software financing obligations, and bank indebtedness, lease payments of $29.8 million, and dividends of $20.0 million, was partly offset with net draws of $56.5 million made on our revolving credit facility.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis March 31, 2023	M-15	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Mar 31, 2023	Dec 31, 2022
Current and non-current portion of long-term debt	1,257.3	1,235.8
Less: cash and cash equivalents	(131.9)	(148.3)
Bank indebtedness	56.1	65.4
Net debt	1,181.5	1,152.9
Shareholders' equity	2,332.9	2,286.0
Total capital managed	3,514.4	3,438.9
Trailing twelve months adjusted EBITDA from continuing operations (note)	750.8	723.9
Net debt to adjusted EBITDA ratio (note)	1.6	1.6
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At March 31, 2023, our net debt to adjusted EBITDA ratio was 1.6x, falling within our stated internal guideline, and consistent with December 31, 2022.

We have senior unsecured notes of $300 million; syndicated credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature; and a £20 uncommitted unsecured multicurrency credit facility that is repayable on demand.

We are required to comply with certain covenants as part of our syndicated credit facilities and senior unsecured notes. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At March 31, 2023, $185.9 million was available in our credit facilities for future activities, and we were in compliance with the covenants related to our syndicated credit facilities and senior unsecured notes as at and throughout the period ended March 31, 2023.

Shareholders’ Equity
Shareholders’ equity increased $46.9 million from December 31, 2022. Net income of $64.9 million earned in the first quarter of 2023 and share options exercised for cash of $7.0 million were partly offset by comprehensive loss of $3.9 million, primarily related to exchange differences on translation of our foreign subsidiaries, and dividends declared of $21.7 million.

Our normal course issuer bid (NCIB) on the TSX was renewed on November 14, 2022, enabling us to repurchase up to 5,538,309 of our common shares during the period of November 16, 2022 to November 15, 2023. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. No shares were repurchased in the first quarter of 2023 (Q1 2022 - 460,657 common shares were repurchased for an aggregate price of $28.6 million).

Management’s Discussion and Analysis March 31, 2023	M-16	Stantec Inc.

Other
Outstanding Share Data
At March 31, 2023, 111,020,982 common shares and 67,099 share options were outstanding. From April 1, 2023 to May 10, 2023, 41,811 share options were exercised and no shares were repurchased under our Automatic Share Purchase Plan. At May 10, 2023, 111,062,793 common shares and 25,288 share options were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2022 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2023.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2022 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At March 31, 2023, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2022 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We also continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 33 of our audited consolidated financial statements for the year ended December 31, 2022 (included in our 2022 Annual Report and incorporated here by reference). At March 31, 2023, the nature and extent of these transactions were not materially different from those disclosed in the 2022 Annual Report.

Management’s Discussion and Analysis March 31, 2023	M-17	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q1 2023 from those described in our 2022 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2022, audited consolidated financial statements (incorporated here by reference).

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2023 (incorporated by reference) had an effective date of January 1, 2022, but did not have a material impact on the consolidated financial statements or accounting policies for the quarter ended March 31, 2023.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2022 audited consolidated financial statements (incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations,

Management’s Discussion and Analysis March 31, 2023	M-18	Stantec Inc.

all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-16.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS measure, cash flows from operating activities as reported under IFRS, is included in the Additional Reconciliations of Non-IFRS Financial Measure on page M-20.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Management’s Discussion and Analysis March 31, 2023	M-19	Stantec Inc.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-16.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2023	2022
Net cash flows from operating activities	36.7	6.0
Less: capital expenditures (property and equipment and intangible assets)	(21.8)	(12.9)
Less: net lease payments	(29.8)	(36.8)
Free cash flow (note)	(14.9)	(43.7)
note: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the quarter ended March 31, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis March 31, 2023	M-20	Stantec Inc.

Subsequent Event
Dividends
On May 10, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on July 17, 2023, to shareholders of record on June 30, 2023.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2023 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our vision to remain a top tier global design firm;
•Our belief that Stantec remains strongly positioned to address the pipeline of opportunities arising from stimulus spending programs, market momentum, and growing demands for sustainable and climate change solutions;
•Our phased process to achieve science-based operational net zero;
•Our expectations in the Outlook section:
◦Continued public sector spending in alignment with announced programs and acts, and only modest transitory recessions in key geographies;
◦Net revenue growth will increase 7% to 11%, with net revenue organic growth in the mid- to high- single digits;
◦Organic growth in the US is expected to be in the high single digits to low double digits, driven by momentum from our record-high US backlog and project opportunities arising from announced programs and acts;
◦Organic growth in Global is expected to achieve mid- to high-single digit, driven by continued high levels of activity in our UK Water business and demand and stimulus in environmental services and infrastructure sectors;
◦In Canada, we expect to maintain high levels of activity, moderating to organic growth in the low single digits;

Management’s Discussion and Analysis March 31, 2023	M-21	Stantec Inc.

◦Deliver on our annual targets on adjusted EBITDA and adjusted net income margins and growth in adjusted diluted EPS through our continued discipline in the management of administration and marketing costs, investments in the commercialization of new innovations and technologies, and implementation of our 2023 Real Estate Strategy;
◦Achieve our annual targets by the end of the fiscal year;
•Our belief that public infrastructure spending, private investment, urgent challenges to tackle climate change and sustainability, re-shoring of domestic production, and investments in smart cities, buildings and designing facilities to meet civic, healthcare, residential and industrial markets are key growth drivers;
•Our expectation that project margin, in our Global operations, will strengthen and normalize over the balance of 2023;
•Our ability to increase rates on certain projects to mitigate the impacts of wage inflation and increased selectivity in project pursuits;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2023 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2022 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2022 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to both the US dollar and Australian dollar respectively, and weaken compared to the British pound. In the first quarter of 2023, the average US dollar increased from $1.27 reported in 2022 to $1.35, the average Australian dollar remained consistent at $0.92, and the average British pound decreased from $1.70 reported in 2022 to $1.64.
•Our effective income tax rate, without discrete transactions, is expected to be in the range of 23.0% to 24.0% and was considered based on the tax rates in place as of December 31, 2022, as well as our mix of expected average earnings for the countries we operate in.
•The Canadian unemployment rate was 5% and in the United States was 3.5% as of March 2023 and remained consistent with unemployment rates reported for December 2022.

Management’s Discussion and Analysis March 31, 2023	M-22	Stantec Inc.

•In Canada, the number of total housing starts in 2023 was forecasted to decrease by greater than 10% compared to 2022. As of Q1 2023, new housing construction in Canada decreased 3% over Q1 2022. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2023 was expected to be 1.14 million. This has since been revised to 1.24 million at March 2023.
•The American Institute of Architects ABI (architectural billing index) has increased to 50.4 as of March 2023 from 47.5 at the end of December 2022.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 10, 2023, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2023, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2023	M-23	Stantec Inc.